Exhibit 3.3

CERTIFICATE OF AMENDMENT NO. 2
OF THE
CERTIFICATE OF INCORPORATION
OF
AQUESTIVE THERAPEUTICS, INC.

JULY 16, 2018

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, Aquestive Therapeutics, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.          That the name of this corporation is Aquestive Therapeutics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law under the name Aquestive Therapeutics, Inc. (the “Original Certificate”). The Original Certificate was amended on April 30, 2018 by the Certificate of Amendment of the Original Certificate (the “First Amendment,” and the Original Certificate as amended by the First Amendment, the “Amended Certificate”).

2.          This Certificate of Amendment No. 2 of the Amended Certificate (this “Second Amendment”) amends provisions of the Amended Certificate and has been duly adopted by the Board of Directors of the Corporation and by written consent of the requisite holders of the outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 228 and 242 and all other applicable provisions of the General Corporation Law of the State of Delaware.

3.          This Second Amendment amends the Amended Certificate by inserting the following paragraph after Section (b) of Article V of the Amended Certificate:

“Effective upon the effective time of this Certificate of Amendment No. 2 of the Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware (the “Effective Time”), each 12.34 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without the necessity of any further action, be changed, reclassified and combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in an amount equal to the product obtained by multiplying (a) the fair value (as determined by the Board of Directors) of one whole share of Common Stock (after the effect of Reverse Stock Split) by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above.”

4.          All other provisions of the Amended Certificate shall remain in effect.

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment No. 2 has been executed by a duly authorized officer of this Corporation on this 16th day of July, 2018.

AQUESTIVE THERAPEUTICS, INC.

By:	/s/ John T. Maxwell
Name:	John T. Maxwell
Title:	Chief Financial Officer